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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Endeavour Silver Corp.

We consent to the use of:

  our report dated March 8, 2024 on the consolidated financial statements of Endeavour Silver Corp. (the "Entity") which comprise the consolidated statements of financial position as of December 31, 2023 and December 31, 2022, the related consolidated statements of comprehensive earnings (loss), cash flows and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively the "consolidated financial statements"), and our report dated March 8, 2024 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

/s/ KPMG LLP

Chartered Professional Accountants

March 11, 2024

Vancouver, Canada

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